Exhibit 99.1

            NASDAQ: SLGL  May 2021

 FORWARD-LOOKING STATEMENTS      This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the PDUFA goal date for TWYNEO, approval and commercial launch of EPSOLAY and TWYNEO, and the negotiations with a potential partner regarding the commercialization of EPSOLAY and TWYNEO, anticipated timing of results of the ongoing Phase 1 clinical trial of SGT-210, the expectation to launch a partnered generic drug starting in the second quarter of 2021, our expectations regarding our liquidity and ability to fund operational and capital expenditure requirements, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: risks relating to the timing of the PDUFA action date for EPSOLAY timing of FDA approval, if any, of EPSOLAY and TWYNEO;  the risk that we may not execute an agreement for the commercialization of EPSOLAY and TWYNEO and risks related to the terms thereof; the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of, and obtain marketing approval for, our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize and launch our product candidates at all or on a timely basis; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; delays in the launch of product candidates and generic drugs; intense competition in our industry; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; the impact of pandemics, such as COVID-19 (coronavirus); and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and in our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation.  This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

 FORWARD-LOOKING STATEMENTS      This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the PDUFA goal date for TWYNEO, approval and commercial launch of EPSOLAY and TWYNEO, and the negotiations with a potential partner regarding the commercialization of EPSOLAY and TWYNEO, anticipated timing of results of the ongoing Phase 1 clinical trial of SGT-210, the expectation to launch a partnered generic drug starting in the second quarter of 2021, our expectations regarding our liquidity and ability to fund operational and capital expenditure requirements, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: risks relating to the timing of the PDUFA action date for EPSOLAY timing of FDA approval, if any, of EPSOLAY and TWYNEO;  the risk that we may not execute an agreement for the commercialization of EPSOLAY and TWYNEO and risks related to the terms thereof; the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of, and obtain marketing approval for, our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize and launch our product candidates at all or on a timely basis; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; delays in the launch of product candidates and generic drugs; intense competition in our industry; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; the impact of pandemics, such as COVID-19 (coronavirus); and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 24, 2020, and in our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation.  This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

 PDUFA goal date was set for April 26, 2021. Awaiting FDA’s pre-approval inspectionPotential to be the first single-active BPO approved by the FDA as a prescription drug product   EPSOLAY®  Pending patent applications for tapinarof and roflumilast in various skin conditions  EARLY STAGE  Ongoing Phase I proof-of-concept study for erlotinib gel in palmoplantar keratoderma  SGT-210  Twelve 50/50 gross profit-sharing collaborations with Perrigo$0.7 million in net revenues in 1Q/21  GENERICS        PDUFA goal date set for August 1, 2021Potential to be first FDA-approved acne treatment that contains fixed-dose combination of BPO and tretinoin  TWYNEO®  Proprietary silica-based microencapsulation technology  TECHNOLOGY    OUR DERMATOLOGY COMPANY  OVERVIEW

     Aiming to provide effective and tolerable topical therapies to achieve local action  THE SCIENCE BEHIND OUR PROPRIETARY TECHNOLOGY

   Silica-based shell wraps the BPO crystal and is intended to serve as a barrier between the BPO crystals and the skin  CRYO-SEM PICTURE    After application onto skin, BPO slowly migrates through the shell resulting in a continuous flow of BPO for up to 24 hours  ENERGY-DISPERSIVE X-RAY SPECTROSCOPY MAPPING  ENCAPSULATED BENZOYL PEROXIDE (E-BPO)  ENCAPSULATION IS DESIGNED TO ALLOW FOR CONTINUOUS FLOW

   Complete encapsulation allows stabilization of tretinoin in the presence of BPO  SEM PICTURE    Silica-based shell allows for slow delivery of tretinoin to the skin over time   SEM PICTURE  ENCAPSULATED TRETINOIN (E-TRETINOIN)  ENCAPSULATION IS DESIGNED TO ENHANCE STABILITY

   CHRONIC CONDITION WITH POOR ADHERENCE TO CURRENT TREATMENTS  THE CHALLENGE          Papulopustular RosaceaChronic, inflammatory condition that primarily affects the face and is often characterized by flushing, redness, inflamed bumps, and pustules  How is it Treated?Topical antimicrobials (metronidazole, clindamycin)Topical anti-mite (ivermectin)Systemic antibiotics (minocycline, doxycycline)  Current Treatment ShortfallsInsufficient efficacy resulting in poor adherenceSystemic side effectsContributing to antibiotic resistance  UNMET NEED IN PAPULOPUSTULAR ROSACEA

       Encapsulation was designed to allow the BPO to slowly migrate from the microcapsules to help reduce irritationPDUFA goal date was set for April 26, 2021. Awaiting FDA’s pre-approval inspectionPotential to be the first single-active BPO approved by the FDA as a prescription drug product   Benzoyl Peroxide Cream, 5%  SOL-GEL SOLUTION*EPSOLAY®     * EPSOLAY is investigational. Safety and efficacy have not been established

       Two Parallel, Multicenter, Double-Blinded, Randomized, Vehicle-Controlled Studies, 2:1 Ratio, QD  EPSOLAY® PHASE III STUDIES

       Inclusion Criteria  How is it Treated?  Investigator Global Assessment (IGA) Definition          ≥18 years old; “Moderate” or “Severe” rosacea; ≥15 to ≤70 inflammatory lesions; ≤2 nodules  Weeks 2, 4, 8, 12 (end of study)  “Clear”: Skin clear of inflammatory papules or pustules“Almost Clear”: Very few small papules or pustules and very mild dull erythema is present“Mild”: Few small papules or pustules and mild dull or light pink erythema is present“Moderate”: Several to many small or larger papules or pustules and moderate light to bright red erythema is present“Severe”: Numerous small and/or larger papules or pustules and severe erythema that is bright red to deep red is present    Proportion of patients with IGA “Clear” or “Almost Clear” relative to baseline at Week 12Absolute mean change in inflammatory lesion counts from baseline to Week 12  Primary Endpoints  TWO CO-PRIMARY EFFICACY ENDPOINTS AT WEEK 12  PHASE III DESIGN

                                 WELL-BALANCED CLINICAL STUDIES  PHASE III CHARACTERISTICS

 P<0.001  P<0.001  Change from Baseline in Inflammatory Lesion Count  Success in IGA  Week 12Success in IGA (ITT)  Week 12Inflammatory Lesion Count Change from Baseline (ITT)  Study 54-01  Study 54-02  SUCCESS IN PRIMARY ENDPOINTS  PHASE III RESULTS    P<0.001  P<0.001  Study 54-01  Study 54-02

 Success in IGA  Week 2Exploratory Endpoint (ITT)  Week 8Secondary Endpoint (ITT)  P<0.009  P<0.017  Study 54-01  Study 54-02  P<0.001  P<0.009  Study 54-01  Study 54-02  P<0.001  P<0.006  Study 54-01  Study 54-02  Week 4Secondary Endpoint (ITT)  IMPROVEMENT AS OF WEEK 2  SUCCESS IN IGA

 Week 2Exploratory Endpoint (ITT)  Week 4Secondary Endpoint (ITT)  Week 8Secondary Endpoint (ITT)  Change from Baseline in Inflammatory Lesion Count  P<0.001  P<0.001  Study 54-01  Study 54-02  P<0.001  P<0.001  Study 54-01  Study 54-02  P<0.001  P<0.001  Study 54-01  Study 54-02  IMPROVEMENT AS OF WEEK 2  REDUCTION OF LESIONS

   ONSET OF ACTION AS OF WEEK 2  Subject 116-009 || 41 years old | Female | White | Not Hispanic or Latino*     * Individual results vary  BASELINE  “Severe”; 31 inflamed lesions  WEEK 2  “Clear”; No inflamed lesions  WEEK 4  “Clear”; No inflamed lesions  WEEK 12  “Almost Clear”; 1 inflamed lesion  WEEK 8  “Clear”; No inflamed lesions

 Phase III Studies Followed by 40 Weeks Long-Term Safety Study Extension  Percentage of Subjects  IMPROVEMENT IN IGA*  LONG-TERM SAFETY STUDY     * This study was not designed for efficacy; however, efficacy was evaluated. Interpret results with caution

 Success in IGA   * Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  IMPROVEMENT OVER TIME  SIDE-BY-SIDE WITH HISTORICAL RESULTS*

                                   Success in IGA  Inflammatory Lesion Percent Change from Baseline  10-week study  EPSOLAY®  16-week studyPer os  12-week study  12-week study  12-week study   * Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Baseline Characteristics of Active Arm  IGA  Severe  33  23  82  113  26  65  0  52  48  51  71      Moderate  210  227  369  346  172  418  557  67  77  444  443      Mild  0  0  0  0  0  0  0  8  17  0  0    Inflammatory Lesions    25.7  29.8  31.0  33.3  21.6  21.7  18.3  19.5  20.5  28.5  30.0  12-week study  Difference from Vehicle  PRIMARY ENDPOINTS  SIDE-BY-SIDE WITH HISTORICAL RESULTS*

                               TREATMENT-EMERGENT ADVERSE EVENTS  PRIMARILY MILD-TO-MODERATE

                 % of Subjects  Week 12  % of Subjects  DRYNESS  SCALING  ITCHING  BURNING/STINGING   None  Mild  Moderate  Severe  Baseline  Study 54-01                  LOCAL SKIN IRRITATIONS  FEWER AT WEEK 12 THAN AT BASELINE

                 DRYNESS  SCALING  ITCHING  BURNING/STINGING                  Study 54-02  % of Subjects  Week 12  % of Subjects  Baseline  LOCAL SKIN IRRITATIONS  COMPARABLE TO VEHICLE     None  Mild  Moderate  Severe

   MULTIFACTORIAL DISEASE REQUIRING POWERFUL COMBINATION TREATMENTS  THE CHALLENGE          Acne VulgarisA multifactorial disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation, and inflammation  How is it Treated?Topical BPO, retinoids (such as tretinoin, adapalene), antibiotics, and their combinationsOral Isotretinoin and antibiotics  Current Treatment ShortfallsInsufficient efficacy negatively affects self-esteemSystemic side effectsContributes to antibiotic resistance  UNMET NEED IN ACNE VULGARIS

       Benzoyl Peroxide 3% & Tretinoin 0.1%, Cream  SOL-GEL SOLUTION*TWYNEO®   * TWYNEO is investigational. Safety and efficacy have not been established  Encapsulation was designed to stabilize tretinoin and to enable both tretinoin and BPO to slowly migrate from their microcapsules to help reduce irritationPDUFA goal date set for August 1, 2021Potential to be first FDA-approved acne treatment that contains fixed-dose combination of BPO and tretinoin

     Two Parallel, Multicenter, Double-Blinded, Randomized, Vehicle-Controlled Studies, 2:1 Ratio, QD  TWYNEO® PHASE III STUDIES

           Inclusion Criteria  Visits  Investigator Global Assessment (IGA) Definition        ≥9 tears old; “Moderate” or “Severe” acne; ≥20 to ≤100 inflammatory lesions; ≥30 to ≤150 non-inflammatory lesions; ≤2 cysts/nodules  Weeks 2, 4, 8, 12 (end of study)  “Clear”: Normal, clear skin with no evidence of acne vulgaris“Almost Clear”: Rare non-inflammatory lesions present, with rare non-inflamed papules (papules must be resolving and may be hyperpigmented, though not pink-red) “Mild”: Some non-inflammatory lesions are present, with few inflammatory lesions (papules/pustules only; no nodulo-cystic lesions)“Moderate”: Multiple Non-inflammatory lesions and, inflammatory lesions are evident (several to many comedones and papules/pustules, and there may or may not be one small nodulo-cystic lesion)“Severe”: Inflammatory lesions are more apparent, many comedones and papules/pustules, there may or may not be a few nodulo-cystic lesions  Proportion of subjects with an assessment of "Clear" or "Almost Clear" and with at least a 2-grade improvement in IGA from baseline at Week 12Absolute change in inflammatory lesion counts from baseline at Week 12Absolute change in non-inflammatory lesion counts from baseline at Week 12  Primary Endpoints  THREE CO-PRIMARY EFFICACY ENDPOINTS AT WEEK 12  PHASE III DESIGN

 WELL-BALANCED CLINICAL STUDIES  PHASE III CHARACTERISTICS

 Success in IGA  Week 12Success in IGA (ITT)  P<0.001  Study 65-04  P<0.017  Study 65-05  SUCCESS IN IGA  PHASE III RESULTS

 Week 12Inflammatory Lesion Count Change From Baseline  Change from Baseline in Inflammatory Lesion Count  P<0.001  Study 65-04  P=0.018  Study 65-05  P<0.001  Study 65-04  P<0.001  Study 65-05  Week 12Non-Inflammatory Lesion Count Change From Baseline  SUCCESS IN REDUCING LESIONS  PHASE III RESULTS

   IMPROVEMENT IN SEVERE PATIENT  Subject 507-003 || 18 years old | Female | White | Not Hispanic or Latino*     * Individual results vary  BASELINE  “Severe”; 29 inflamed lesions31 non-inflamed lesions; 1 nodule  WEEK 12  “Moderate”; 9 inflamed lesions5 non-inflamed lesions; No nodules

 Trials with Highest Difference in IGA Between the Active Arm and the Vehicle Arm   * Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Success in IGA Normalized to Vehicle  TWYNEO®  SUCCESS IN IGA  SIDE-BY-SIDE WITH HISTORICAL RESULTS*

 Moderate Subjects at Baseline Only  Success in IGA Normalized to Vehicle  SUCCESS IN IGA  SIDE-BY-SIDE WITH HISTORICAL RESULTS*    Trials with Highest Difference in IGA Between the Active Arm and the Vehicle Arm  TWYNEO®   * Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study

                                         TREATMENT-EMERGENT ADVERSE EVENTS  PRIMARILY MILD-TO-MODERATE

                             DRYNESS  SCALING  ITCHING  BURNING   None  Mild  Moderate  Severe  ERYTHEMA  PIGMENTATION  STINGING  % of Subjects  % of Subjects  % of Subjects  Study 65-04  Week 12  Baseline  Week 2                                            LOCAL SKIN REACTIONS  MILD AND IMPROVED OVER TIME

                             DRYNESS  SCALING  ITCHING  BURNING  ERYTHEMA  PIGMENTATION  STINGING  % of Subjects  % of Subjects  % of Subjects  Study 65-05  Week 12  Baseline  Week 2                                            LOCAL SKIN REACTIONS  MILD AND IMPROVED OVER TIME     None  Mild  Moderate  Severe

     EPSOLAY is protected until 2032 by granted patents, and until 2040 by allowed patentsTWYNEO is protected until 2038 by granted patents and until 2041 by pending patent applications25 patent applications for erlotinib, tapinarof and roflumilast in various skin conditions (as of February 26, 2021)  BROAD LONG-TERM INTELLECUAL PROPERTYESTATE

     COMMERCIALIZATION& FINANCIALS

 Source: IQVIA; Year 2019  PAPULOPUSTULAR ROSACEA US MARKET  2019 (IN $US)    Oral vsTopical  Topical Generic vsTopical Branded  Branded Topicals are Important Segment

 Branded Topical Combinations are Important SegmentTretinoin is the Most Prescribed Topical Retinoid  ACNE VULGARIS US MARKET  2019 (IN $US)    Adapalene vsTretinoin  Oral vsTopical  Topical Generic vsTopical Branded  Combinations vs Single Active  Source: IQVIA; Year 2019

                 Sources: NaviSync LLC (Morristown, NJ), Sol-Gel Managed Market Access for Acne and Rosacea, July 2019 NaviSync LLC (Morristown, NJ), Twyneo Payer Market Research Topline Summary, February 2020  TWYNEO®  EPSOLAY®  “All respondents recognized the product as a unique molecule for rosacea”“Near unanimous recognition as additional option for rosacea”“If priced and rebated similarly to the covered products, coverage seems likely”  “Unique MOA will qualify it for formulary addition, price will determine its position”“If you price it like Epiduo, it will be managed like Epiduo”“If similarly priced with better tolerability, it would become preferred brand”  EPSOLAY & TWYNEO ARE COMPELLING ENOUGH TO DRIVE PAYOR COVERAGE

 We are in advanced negotiations with a potential partner regarding the commercialization of EPSOLAY® and TWYNEO®            45-62Sales Reps  3,300Dermatology Offices  6,500Dermatologists  80%Potential Market Value  6,000NPs/PAs  Source: Syneos Health (Morrisville, NC), Sol-Gel Market Analysis, June 2019  PRUDENT COMMERCIALIZATION APPROACH     * EPSOLAY & TWYNEO are investigational. Safety and efficacy have not been established

     12 collaborations with Perrigo with 50/50 gross profit sharing In March 2017, Perrigo filed a Paragraph IV Certification for Soolantra®In February 2019, Perrigo launched acyclovir cream, 5%, developed in collaboration with Sol-Gel. This product generated $22.8 million in net revenues in 2019, $8.7 million in net revenues in 2020 and $0.7 million in net revenues in 1Q/21In January 2020, Perrigo filed a Paragraph IV Certification for Bryhali®In June 2020, Perrigo was first-to-file a Paragraph IV Certification for Duobrii®The launch of a partnered generic drug is expected in 2Q/21. In 2019, sales of the brand name product exceeded $180 million in the US  LUCRATIVE GENERIC PIPELINE

   Gross proceeds of $86.3 million raised in IPO on February 5, 2018Gross proceeds of $11.5 and $23 million raised in public follow-on offerings on August 12, 2019 and February 13, 2020, respectivelyAdditional $5 million investment by controlling shareholder in April 202023,028,264 Ordinary Shares as of March 31, 2021$8.7 million net revenues from generic products in 2020 and $0.7 million net revenues from generic products in 1Q/21$46.9 million in cash and investments as of March 31, 2021Under our operational model which assumes collaborations with third parties with sales and marketing experience, we expect that our cash resources will enable funding of operational and capital expenditure requirements into the third quarter of 2022  FINANCIAL PROFILE

     LOOKING FORWARD

     PALMOPLANTAR KERATODERMA  SGT-210  WHAT’S AHEAD    Palmoplantar keratoderma (PPK) is a group of skin conditions characterized by thickening of the skin on the palms of the hands and soles of the feetPhase I proof-of-concept study for erlotinib gel in PPK is ongoing

       2019  2020  2021  Potential FDA approvaland launch of EPSOLAY  Potential FDA approvaland launch of TWYNEO  Revenues from generics  DONE  Phase III results for EPSOLAY  DONE  Granted patent forTWYNEO until 2038  DONE  Phase I studyfor SGT-210  IN PROGRESS  Phase III results for TWYNEO  DONE  RECENT MILESTONES& NEXT STEPS    NDA for EPSOLAY was accepted for filing   DONE  DONE  NDA for TWYNEO was accepted for filing

            NASDAQ: SLGL